SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (1) /19 PREPARED BY: Vice Presidency of Governance and Sustainability Corporate Governance Department REVIEW/SUPPORT: Processes and Regulations Management Certifications Management Compliance Department Corporate Governance Division General Legal Department APPROVAL: Executive Board (DE) – RES-390/2025, dated October 13, 2025 Board of Directors (BD) – DEL-177/2025, dated October 23, 2025 TERM: 5 years The content of this document may not be reproduced without proper authorization. All rights belong to AXIA Energia. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (2) /19 TABLE OF CONTENTS 1 Introduction .................................................................................................................................................. 3 2 References .................................................................................................................................................... 3 3 Conceptualization ....................................................................................................................................... 3 4 Principles ....................................................................................................................................................... 5 5 Guidelines ..................................................................................................................................................... 6 6 Responsibilities ............................................................................................................................................ 10 7 General Provisions ..................................................................................................................................... 11 8 Revision History .......................................................................................................................................... 12 9 Appendices.................................................................................................................................................... 13 POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (3) /19 1 INTRODUCTION 1.1 OBJECTIVE To establish principles and guidelines to govern the compensation practices for the executives of Centrais Elétricas Brasileiras S.A. (“Company” or “AXIA Energia”), its subsidiaries, and the members of the statutory advisory committees to the Board of Directors (“Committees”), aligned with the interests and expectations of the Company’s shareholders (“Shareholders”) and the corporate strategy, with a view to attracting and retaining talent, strengthening competitiveness, fostering a shared sense of purpose, developing a culture of ownership, and promoting responsible, results-oriented management with a long-term vision. To set forth, through Appendix I of this Policy, specific guidelines and rules for the recovery of incentive compensation that has been improperly awarded (“Clawback”), which are designed to comply with and be interpreted as consistent with Section 10D of the Securities Exchange Act of 1934, as amended (“Exchange Act”), Rule 10D-1 promulgated under the Exchange Act, and Section 303A.14 of the New York Stock Exchange Listed Companies Manual (“NYSE Manual”). 1.2 SCOPE This policy applies to AXIA Energia and must be observed by its management, other governance officers, and its employees. 2 REFERENCES 2.1 Law No. 6,404 (“Corporation Law”). 2.2 Bylaws. 2.3 Corporate Governance Guide. 2.4 Code of Conduct. 2.5 Board of Directors Internal Regulations. 2.6 Advisory Committees Internal Regulations . 2.7 Executive Board Internal Regulations. 2.8 Compliance Policy. 2.9 Securities Exchange Act of 1934. 2.10 Manual for Companies Listed on the New York Stock Exchange. 3 DEFINITIONS 3.1 ACRONYMS 3.1.1 CA – Board of Directors. 3.1.2 DE – Executive Board. 3.1.2 ESG – Environmental, Social, and Governance 3.2 CONCEPTS AND DEFINITIONS POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (4) /19 3.2.1 Clawback – A mechanism for recovering improperly granted compensation incentives, which allows the Company to recover amounts paid to management due to error, fraud, misconduct, or failure to comply with previously established conditions, as detailed in Appendix I. 3.2.2 Board of Directors – AXIA Energia’s collegiate body responsible for establishing the general direction of the company’s business, defining its strategic direction, ensuring the proper functioning of governance, risk management, and internal control systems, and ensuring an orderly succession of management. 3.2.3 Executive Board – A collegiate management body composed of the president and executive vice presidents of AXIA Energia, which forms part of the statutory board of directors and exercises general management of the company, promoting the implementation of the guidelines and resolutions issued by the Board of Directors. For the purposes of this policy, they will also be referred to as “Executives.” 3.2.4 AXIA Energia – Centrais Elétricas Brasileiras S/A and companies in which it holds direct or indirect controlling interest. 3.2.5 Environmental, Social, and Governance – A set of criteria used to assess companies’ performance and responsibility across three dimensions: environmental (ecological impact and use of natural resources), social (relationships with employees, communities, and human rights), and governance (management practices, corporate ethics, and transparency). 3.2.6 Exchange Act – A U.S. federal law, officially known as the Securities Exchange Act of 1934, which establishes rules for the trading of securities in the secondary market. Its purpose is to ensure the integrity of financial markets through the transparent disclosure of information by listed companies, as well as to prevent fraud, manipulation, and improper practices such as the use of insider information. 3.2.7 NYSE Manual – A set of rules and guidelines issued by the New York Stock Exchange (NYSE) that establishes the requirements for governance, disclosure of information, committee structure, and conduct expected of listed companies. The manual aims to ensure regulatory compliance, transparency, and investor protection in the U.S. market. 3.2.8 Restricted Stock Plan – The Company’s Long-Term Incentive Plan, approved at the Extraordinary General Shareholders’ Meeting on December 22, 2022, and amended at the Ordinary and Extraordinary General Shareholders’ Meeting on April 26, 2024, and governed by a program approved by the Board of Directors, through which its beneficiaries, once selected by the Board of Directors and after signing the respective grant agreements with the Company, become entitled to receive certain quantities of the Company’s shares after a period of service in their position/role, in accordance with parameters and conditions defined by the Board of Directors. 3.2.9 Stock Option Plan – The Company’s Long-Term Incentive Plan, approved at the Extraordinary General Shareholders’ Meeting on December 22, 2022, and amended at the Ordinary and Extraordinary General Shareholders’ Meeting on April 26, 2024, governed by a program approved by the Board of Directors, through which its beneficiaries, once selected by the Board of Directors and after signing the respective grant agreements with the Company, become entitled to purchase certain quantities of the Company’s shares, subject to price rules, terms, and other conditions and parameters previously defined by the Board of Directors. 3.2.10 Malus Rule – A rule that allows the Board of Directors to decide to reduce and/or cancel any remuneration owed by the Company to Executives in the event of occurrences and/or facts that impact the Company’s market value and/or reputation and/or equity, with the aim of partially or fully offsetting losses and/or damages incurred by the Company. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (5) /19 4 PRINCIPLES 4.1 Integrity 4.1.1 Act ethically, honestly, and in accordance with the Company’s values, ensuring that decisions and conduct are aligned with best practices in governance and compliance. 4.2 Transparency 4.2.1 Ensure the timely, accurate, and accessible disclosure of relevant information, so that shareholders and other stakeholders have a clear understanding of the Company’s activities, risks, and results. 4.3 Equity 4.3.1 Ensure fair and responsible treatment of all shareholders and other stakeholders, respecting their fundamental rights and considering the nature, relevance, and impact of each relationship with the Company; 4.4 Sustainability 4.4.1 Promote the creation of long-term value and the Company’s sustainability by integrating economic, social, environmental, and governance aspects into the Company’s strategic and operational decisions; 4.5 Fiduciary duties 4.5.1 To diligently, loyally, and responsibly fulfill the legal, regulatory, and statutory duties inherent to management, advisory, and oversight positions, always in the best interests of the Company and all its shareholders. 4.6 Performance-based compensation 4.6.1 The majority of executive compensation must be linked to performance indicators and the delivery of results, in line with the guidelines established by the Board of Directors; 4.7 Strategic Breakdown 4.7.1 Individual goals must be agreed upon in a balanced and consistent manner, reflecting the implementation of the Company’s Strategic Plan and ensuring alignment between corporate objectives and the expected results of each executive; 4.8 Competitiveness and Sustainability 4.8.1 The compensation model must be based on applicable best practices in the relevant markets, be guided by a long-term vision, take into account the Company’s size and financial capacity, maximize the ability to attract and retain talent, and promote continuous alignment between the interests of management and those of shareholders; 4.9 Sustainable Management Model 4.9.1 A portion of executives’ variable compensation must be tied to targets and/or deflators related to ESG indicators linked to business operations and corporate activities. 5 GUIDELINES 5.1 GENERAL GUIDELINES POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (6) /19 5.1.1 The management compensation structure should be designed strategically by the Board of Directors as an essential element for its continuity and sustainability. 5.1.2 The design of the compensation strategy must also take into account the principles of this Policy and the main challenges, complexity, and scope of the business, as well as the market and the legal, regulatory, and voluntary environments to which the Company is subject. 5.1.3 The levels and other rules of the compensation model must allow for flexibility to enable periodic updates and revisions, as necessary, so that they remain aligned with the objectives and principles of this Policy. 5.1.4 The General Meeting is responsible for setting, for each fiscal year, the total amount of compensation for its officers and the external members of the Audit and Risk Committee, as well as periodically deliberating on stock-based compensation plans for officers, in accordance with applicable legal and bylaw provisions. 5.1.5 The Board of Directors, based on the total amount approved at the shareholders’ meeting, shall define, with the support of the People and Governance Committee (“People Committee”), the variable compensation programs (short- and long-term incentives) and establish the rules and amount of the individual fixed compensation due to its members, to the external members of the Audit and Risk Committee, and to the members of the Executive Board, taking into account the responsibilities, time dedicated to their duties, competence, professional reputation, and the market value of their services, subject to the overall compensation limit and any stock option plans approved by the General Meeting. 5.1.6 The comprehensive compensation proposal shall be prepared by the Vice Presidency of People and Services under the coordination and guidelines of the People Committee, after consulting with the Company’s President, for consideration by the Board of Directors and subsequent submission to the General Meeting. 5.1.7 The People Committee may rely on the support of independent external consultants to assist in modeling the compensation structure, designing plans and programs, and formulating the overall compensation proposal to be submitted to the General Meeting. 5.1.8 The People Committee, with the support of the Vice Presidency of People and Services, shall oversee the process of periodically reassessing the compensation structure through research on market practices and trends and analysis of the effectiveness and appropriateness of the compensation strategy in place, and may rely on the support of specialized consulting firms, with the aim of ensuring AXIA Energia’s continued adherence to best market practices, maintaining its competitive edge, and maximizing the efficiency of its management. 5.1.9 The People Committee shall also oversee, with the support of the Vice Presidency of People and Services, the development of variable compensation programs for management and the contracts to be signed with the Company’s executives. 5.1.10 Directors, members of the Fiscal Council, and external members of the statutory advisory committees are indirect beneficiaries of directors and officers (D&O) liability insurance, which is mandatorily included in the policy, the cost of which will be fully borne by the Company, pursuant to the Bylaws. 5.1.11 The Company may enter into indemnity agreements with its directors and external members of the statutory advisory committees, in accordance with the Bylaws, pursuant to the Indemnity Policy. 5.2 SPECIFIC GUIDELINES FOR THE BOARD OF DIRECTORS POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (7) /19 5.2.1 The fixed individual compensation of Board members consists, at a minimum, of a monthly cash payment, which is not tied to the number of meetings held or the frequency of attendance at meetings. 5.2.1.1 The compensation model must be based on applicable best practices in the relevant markets, be guided by a long-term vision, take into account the Company’s size and financial capacity, maximize the ability to attract and retain talent, and promote continuous alignment between the interests of management and those of shareholders. 5.2.1.2 The preconditions to be established by the Board of Directors for the possible adoption of the Final Tranche of individual fixed compensation shall relate to rules of conduct linked to the fiduciary duties of the director and to best practices in corporate governance. 5.2.1.3 Without prejudice to the conditions applicable to any Final Portion, members of the Board of Directors shall be subject to the same remuneration level; however, the Board is authorized to grant differentiated remuneration to the individual serving as Chairman of the Board of Directors. 5.2.2 The payment of short-term incentives to members of the Board of Directors is prohibited. 5.2.3 Members of the Board of Directors may be eligible, as beneficiaries, for long-term incentives based on equity compensation plans, provided that the following minimum requirements are met: a) approval of the equity-based compensation plan, as well as the portion of the associated total compensation, by the General Meeting; b) establishment of a uniform long-term incentive threshold for all members of the Board of Directors, with the Board being authorized to set a differentiated threshold for the Chairman of the Board; c) no linkage to individual or short-term performance targets, in order to ensure alignment of interests over the long term; d) compliance with the waiting periods and applicable guidelines regarding the purchase and retention of shares; e) express provision for circumstances leading to the loss of rights under the plan and rules for managing potential conflicts of interest. 5.2.4 The benefits granted to members of the Board of Directors are those defined at the General Shareholders’ Meeting. 5.2.4.1 The Company shall bear, directly or through reimbursement, all expenses for meals, transportation, and lodging incurred by members of the Board of Directors while performing their duties. 5.2.4.2 The Company may cover, either directly or through reimbursement, expenses related to training and events of interest to the Company incurred by a member of the Board of Directors, provided that such expenses are relevant to the performance of their duties, have been previously agreed upon with the Company, and comply with applicable internal policies. 5.2.5 Compensation programs for which members of the Board of Directors may be eligible may provide for circumstances in which the right to receive the corresponding compensation and bonu ly is automatically forfeited in the event of failure to comply with previously established obligations and duties. 5.3 SPECIFIC GUIDELINES FOR STATUTORY ADVISORY COMMITTEES 5.3.1 External members of the Audit and Risk Committee are entitled to a fixed monthly compensation, to be determined by the Board of Directors at levels that take into account the POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (8) /19 Company’s needs, the level of responsibility of the position, the time dedicated to the duties, competence and level of expertise, professional reputation and experience, and the market value of their services. 5.3.1.1 External members do not receive any type of benefit, nor are they eligible for any type of variable compensation (short- and long-term incentives), and the Company is responsible for covering, directly or through reimbursement, all meal, transportation, and lodging expenses incurred in the performance of their duties. 5.3.2 Board members who serve on committees do not receive any additional compensation. 5.4 SPECIFIC GUIDELINES FOR THE STATUTORY EXECUTIVE BOARD 5.4.1 Executive compensation reflects the company’s results, as well as individual and collective performance, at levels competitive with the market, and consists of four elements: a) fixed compensation, referred to as Monthly Compensation or Fees; b) short-term variable compensation, also referred to as short-term incentive (STI) or “bonus”; c) long-term variable compensation, also referred to as long-term incentive (LTI); d) benefits. 5.4.2 The executive compensation strategy should be designed to ensure that the ILP is the most significant component of total compensation. 5.4.3 In the event of temporary incapacity, leave of absence, or vacation of a member of the Board of Directors, the substitute appointed from among the other members of the Board of Directors, in accordance with applicable internal rules, shall not be entitled to any supplement to their Monthly Compensation. 5.4.4 Fixed compensation 5.4.4.1 The Executive’s annual fixed compensation shall consist of 12 installments paid monthly in cash, and is based on the Company’s strategic positioning relative to the market median obtained through salary surveys conducted by specialized firms, subject to reassessment by the Board of Directors, at its discretion, based on market levels, individual performance, and other factors such as the executive’s potential, specific skills, experience in the role, and retention risks. 5.4.4.2 The President and the other Vice Presidents are entitled, for each fiscal year, to 30 days of paid leave, already included in their fixed compensation, which may be accumulated for up to a maximum of two periods; such leave may not be converted into cash or severance pay, in accordance with the provisions set forth in the Bylaws and the Internal Rules of the Board. 5.4.5 Variable Compensation – Short-Term Incentive (“STI”) 5.4.5.1 Members of the Executive Board are entitled to compensation based on ICP programs, paid in cash in the form of bonuses, linked to specific activation triggers and an assessment of the fulfillment of individual and/or collective targets for achieving the Company’s results, with specific indicators derived from its Strategic Plan, including ESG-related targets and/or metrics. 5.4.5.2 Each position on the Executive Board shall be assigned a multiple of the respective fees, which shall represent the amount that the executive may receive annually as a Short-Term Incentive (STI) if he or she achieves 100% of his or her performance targets. This amount may be increased by a previously defined percentage if the targets are exceeded, in accordance with the principle of performance-based compensation. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (9) /19 5.4.5.3 Each indicator must consist of a performance range, with a minimum percentage target, below which the result is considered zero, a percentage equivalent to 100% of the target, and a maximum percentage target, above which performance does not generate additional compensation. 5.4.5.4 ICP programs must also include pay scales calibrated by the Board of Directors with the aim of encouraging high performance and exceeding targets by the Executive Board. 5.4.5.5 In cases where, due to their date of appointment, an executive contributes only partially to the results of the fiscal year, they shall be paid, at the time of payment to the other elected officers, an amount proportional to the actual time of service in the respective fiscal year, provided they assumed office before the last four months of the fiscal year. 5.4.6 Variable Compensation – Long-Term Incentive (LTI) 5.4.6.1 Long-term incentives should be structured with the aim of fostering a shared sense of purpose and a culture of ownership, encouraging a long-term vision of sustainable value creation, retaining high-performing professionals, and aligning their interests with those of the Company and its shareholders. 5.4.6.2 The Long-Term Incentive Plan (LTIP) for executives must be based on equity-based compensation plans approved at a general meeting, governed by programs approved by the Board of Directors, and aligned with best market practices and the interests of shareholders. 5.4.6.3 The Board of Directors may, whenever it deems necessary, propose new models for share-based compensation plans to the General Meeting. 5.4.7 Benefits 5.4.7.1 Executives are entitled to direct and indirect benefits, under the terms established by the Board of Directors and in accordance with the general guidelines set by the General Meeting, with the aim of contributing to their quality of life and to the attraction and retention of talent. 5.4.7.2 Executives are entitled to supplemental pension, life insurance, and health care benefits, under the terms and conditions established by the Board of Directors, in accordance with standard market practices, ensuring optimal conditions for the performance of their duties. 5.5 Specific Guidelines for the Audit Committee 5.5.1 Members of the Fiscal Council shall receive a fixed monthly fee, based on terms established by the General Meeting, consisting of 12 installments per year, subject to the minimum legal limit. 5.5.2 Members of the Audit Committee are not entitled to any variable compensation. 5.5.3 As provided for in the Bylaws, the Company shall reimburse them for expenses related to meals, transportation, and lodging that are necessary for the performance of their duties. 5.5.4 In the event of loss of office due to vacancy, incapacity, or unjustified absence from two consecutive meetings or three non-consecutive meetings out of 12 meetings, the member of the Fiscal Council shall be replaced, until the end of the term of office, by the respective alternate, who shall be entitled to the corresponding remuneration. 5.5.5 In the event of occasional absences and/or temporary impediments of a member of the Fiscal Council that do not constitute a loss of office, the specific rules set forth in the POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (10) /19 respective internal regulations regarding the summoning and remuneration of the respective alternate shall be observed. 5.6 General Compensation Rules 5.6.1 The Board of Directors, with the support of the Personnel Committee and the Legal Affairs Support Committee (CAAJ), may decide to reduce and/or cancel any compensation payments owed by the Company to Executives, in the event of occurrences and/or facts that impact the Company’s market value and/or reputation and/or assets, with the aim of partially or fully offsetting losses and/or damages incurred by the Company (“Malus Rule”). 5.6.2 In the event that Executives are found liable, the Board of Directors may decide, as a precautionary measure, to suspend payment of ICP and ILP until the investigation process is concluded. 5.6.3 Failure by an executive or former executive to comply with the established confidentiality rules and/or the non-competition and non-solicitation rules subjects the violator to penalties and the loss of all benefits and/or compensation payments that may be owed by the Company. 5.6.4 The Company’s executives and former executives are also subject to the general indemnification rules and the specific conditions for the recovery of incentive compensation paid in error, known as “Clawback,” as set forth in Appendix I – Recovery of Incentive Compensation Received in Error of this policy. 5.6.5 All executives of AXIA Energia and its subsidiaries, including those already elected and/or appointed at the time of this policy’s approval, who are eligible to receive Incentive-Based Compensation, as defined in Appendix I, must sign a specific agreement to comply with this policy, available in Appendix II. 6 RESPONSIBILITIES 6.1 People and Governance Committee 6.1.1 Advise the Board of Directors on matters related to compensation, monitoring key practices, trends, market conditions, the competitive environment, and compensation relativity. 6.1.2 Propose to the Board of Directors periodic reviews of the compensation model for AXIA Energia’s executives and general guidelines for the compensation of subsidiaries, with the support of the Vice Presidency of People and Services. 6.1.3 Propose to the Board of Directors periodic reviews of this policy, taking into account best compensation practices in global reference markets and the alignment of management’s interests with those of the Company, shareholders, and other stakeholders. 6.1.4 Support the Board of Directors in structuring global and individual compensation proposals and equity-based compensation plans and/or programs. 6.1.5 Support the Board of Directors in setting and evaluating executive performance targets and in managing the ICP, ILP, and, where applicable, Deferred Compensation programs. 6.2 Board of Directors 6.2.1 Implement, oversee, and periodically review this policy, assessing the alignment of its content with the company’s corporate governance system and market practices. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (11) /19 6.2.2 Formulate the proposal for the overall annual compensation package for the AGM. 6.2.3 Approve the short- and long-term incentive programs and the rules and thresholds for the fixed individual compensation payable to its members, to the external members of the Board of Directors, and to the members of the Executive Board, taking into account their responsibilities, time dedicated to their duties, competence, professional reputation, and the market value of their services, subject to the overall remuneration cap and any stock option plans approved by the General Meeting. 6.2.4 Select the beneficiaries of equity-based compensation plans. 6.3 Vice Presidency of People and Services 6.3.1 Support the People Committee in designing the Executive Board’s compensation programs and individual compensation levels, based on the guidelines of the current compensation model, and may rely on the support of specialized external consultants, in accordance with guidelines established by the People Committee. 6.3.2 Consider, in the design of its proposals, the Company’s results for the prior fiscal year, individual performance, market compensation surveys, and other aspects such as retention risks, skills and knowledge, experience, and the potential of each executive. 6.3.3 Assess, together with the Company’s President, the strategic alignment of the design of proposals regarding the compensation of members of the Executive Board. 6.3.4 Support the Vice Presidency of Governance and Sustainability in preparing materials for general meetings that address compensation. 6.4 Vice Presidency of Governance and Sustainability 6.4.1 Coordinate the periodic review of this Policy. 6.4.2 Coordinate the preparation of supporting materials for general meetings. 7 GENERAL PROVISIONS 7.1 Nothing contained in this policy shall be construed as conferring any rights upon the governance officers to whom it is addressed, or as granting the right to remain as a director or committee member, or to interfere in any way with the Company’s right to terminate the statutory relationship with its Executives at any time, under the conditions provided for by law, the bylaws, and the respective service agreement. 7.2 This policy may be revised by resolution of the Board of Directors, particularly in the event of a material change in the laws or regulations applicable to the Company. 7.3 Any cases not covered herein shall be decided by the Board of Directors, with the support of the People Committee. 7.4 The Executive Board of AXIA Energia shall define the compensation structure for the management of companies controlled by AXIA Energia, in accordance with the general strategic guidelines established by the Board of Directors with the support of the Personnel Committee. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (12) /19 7.5 In the exceptional event that a member of the Board of Directors also holds a position on the Executive Board, compensation shall be payable solely for their role as an Executive, without prejudice to the legal prohibition contained in Article 138, Paragraph 3, of Law No. 6,404/76; furthermore, the Chairman of the Board of Directors is prohibited from holding a position on the Executive Board. 7.6 The provisions of this Policy apply, as applicable, to the executives of AXIA Energia’s subsidiaries. 7.7 Relevant legislation and the company’s specific legal provisions and agreements in force must be observed. 7.8 Situations not covered by this Policy must be reviewed by the Vice Presidency of Governance and the Vice Presidency of People and Services, with subsequent consultation by the People Committee, so that they may be deliberated by the Board of Directors, in accordance with the provisions of applicable law and the Bylaws. 7.9 In order to address the specific requirements of each process, this policy may be expanded upon in other specific regulatory documents, which must always be consistent with the principles and guidelines established herein. 7.10 All regulatory documents and provisions contrary to this policy are hereby revoked, in particular the Management Compensation Policy, Edition 1.0 dated November 24, 2023. 8 HISTORY OF EDITIONS Edition Code and name Doc. and date of approval 1.0 Management Compensation DEL-194/2023 dated 11/24/2023 2.0 Management Compensation and Clawback DEL-177/2025 dated October 23, 2025 Key Changes Adjustments to accommodate the new Bylaws and Internal Regulations. 9 APPENDICES Appendix I – Recovery relating to incentive remuneration received erroneously – Clawback. Appendix II – Agreement to Adhere to the Management Compensation Policy and Clawback. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (13) /19 Appendix I Recovery relating to incentive remuneration received erroneously – Clawback 1 Introduction 1.1 This Appendix sets forth guidelines for the recovery of incentive remuneration that was wrongly granted and was designed to comply with and will be construed as consistent with, and shall be interpreted in accordance with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”), and Section 303A.14 of the New York Stock Exchange Listed Company Manual. 2 Definitions The terms used in this Recovery Appendix have the following meanings: 2.1 “Code” – Internal Revenue Code of the United States of 1986, and its updates. 2.2 “Company” – Centrais Elétricas Brasileiras S/A – AXIA Energia. 2.3 “Board of Directors” – Board of Directors of AXIA Energia. 2.4 "Date of Restatement" – The date on which the company is required to prepare a restatement of financial statements. This is the earlier of (a) the date on which the Board of Directors or the Audit and Risk Committee concludes, or reasonably should have concluded, that the company is required to prepare a restatement of financial statements, or (b) the date on which a court, regulator, or other legally authorized body requires the company to prepare an restatement of financial statements; in both cases, regardless of the filing or the timing of the filing any corrected financial statements are filed with the SEC. 2.5 "Executive Officer" – any executive officer of the company, as defined in Rule 10D-1 and the NYSE Listing Standards, which may be amended from time to time. 2.6 "Covered Executive" – any member of the company’s Executive Board holds or has held office as a member of the Executive Board. 2.7 "Recovery Manager" – person, committee, or other body designated by the Board of Directors to administer this Recovery Appendix. If the Board of Directors decides to assign the role of Recovery Manager to a committee, its composition must be exclusively of independent members. If the Board of Directors decides to assign the role of Recovery Manager to only one person, this person must be an independent member. 2.8 "Financial Disclosure Measure" – any measure that is determined and presented in accordance with the accounting principles used in the preparation of the company's financial statements, and any measure that is derived in whole or in part from such a measure. The stock price and TSR are also financial disclosure measures. The measure in question does not need to be reported in the company’s financial statements or included in a filing with the SEC to be considered a financial disclosure measure. 2.9 "NYSE" – New York Stock Exchange. 2.10 "Listing Standards" – listing standards promulgated by the NYSE. 2.11 "Applicable Period" – period consisting of the three fiscal years immediately before the date of restatement, as well as any transition period (which results from a change in the company’s fiscal year) within or immediately after these three fiscal years completed (except in cases where a transition period comprising a period of at least nine months counts as a full fiscal year). POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (14) /19 2.12 "Received" or "Receipt" – with respect to any incentive-based remuneration, the actual or assumed receipt of, and incentive-based remuneration shall be treated as received in, the fiscal period of the corporation during which the measure of financial disclosure specified in the grant of the incentive-based remuneration is achieved, even if the payment or grant of the incentive-based remuneration to the executive officer occurs after the expiration of that period. 2.13 "Incentive-Based Remuneration" – any remuneration granted, obtained or acquired based, in whole or in part, on the achievement of a financial disclosure metric. 2.14 " “Erroneously Awarded Remuneration " – difference, if any, between the incentive based remuneration that was received by a covered executive and the amount of incentive based remuneration that would have been received if remuneration had been determined based on the amounts restated (determined without taking into account any taxes paid or withheld in relation to incentive-based remuneration). 2.15 "Restatement of Financial Statements" – restatement of the company’s financial statements arising from a material failure by the company to comply with any financial disclosure requirement under securities legislation, including any accounting restatement necessary to correct a material error in the previously issued financial statements, or which would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. 2.16 "SEC" – United States Securities and Exchange Commission. 2.17 "Section 409A" – Section 409A of the Code and the Treasury Regulations promulgated under said section. 2.18 "TSR" – total shareholder return. 3 Application of Recovery 3.1 This Recovery Appendix applies to all current and former executive officers. For the purposes of this instrument, an executive officer is defined as the Company’s President, the chief financial officer, the chief accounting officer, any Vice President of the Company responsible for a business unit, division, or major function (such as sales, administration, or finance), as well as any other officer who performs a policy-making function or any person who performs equivalent policy-making functions for the Company. The executive officers of the Company’s subsidiaries are also considered executive officers for the purposes of this Appendix. 3.2 This appendix applies to any short or long-term incentive-based remuneration received by an officer on or after November 24, 2023, the effective date of the first edition of this Recovery Appendix. 3.3 This appendix applies only to incentive-based remuneration received while the company has a class of securities listed on the NYSE. 4 Recovery Trigger 4.1 The company will promptly recover, in a reasonable manner, the amount of any erroneously granted remuneration that was received by any covered officer during the applicable period, when the company is required to prepare a restated financial statement. The obligation to return improperly received amounts applies regardless of the filing or timing of the restatement of the financial statements. The recovery manager shall determine the timing and method for recovery. 5 Determination of Wrongly Granted Remuneration POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (15) /19 5.1 The recovery manager shall determine, in its sole discretion, any amounts of wrongly granted remuneration. 5.2 If the erroneously granted remuneration was based, in whole or in part, on obtaining a share price or TSR, and it is not possible to determine the amount of the erroneously granted remuneration directly through mathematical recalculation based on the restated financial statements, the recovery manager must determine the amount of the erroneously granted remuneration based on a reasonable estimate of the effect of the restated financial statements on the share price or TSR upon which the incentive-based remuneration was received. The recovery manager may, at its discretion and at the expense of the company, hire consultants and experts to support the definition of any decision-making provided for herein. 5.3 The recovery manager will document the determination of any reasonable estimates used to determine the wrongly awarded remuneration and provide such documentation to the NYSE. 6 Notifications to the Executive Officer 6.1 The recovery manager shall: 6.1.1 Determine, in his sole discretion, the amount of any wrongly awarded remuneration that has been received by each current and former executive officer. 6.1.2 Promptly notify each of the current and former executive officers of the amount of any wrongly awarded remuneration; and 6.1.3 Demand reimbursement, return, and/or loss of such erroneously granted remuneration, as applicable. 7 Recovery Method 7.1 The recovery manager shall have discretion to determine the appropriate means for recovery of wrongly awarded remuneration based on the specific facts and circumstances. 7.2 The recovery manager may, in its sole discretion: 7.2.1 Seek repayment in whole or in part of any cash awards or stock-based remuneration; 7.2.2 Cancel previous awards in cash or stock-based remuneration, whether vested or unvested, paid or unpaid; 7.2.3 Cancel or set off against any planned future cash awards or stock-based remuneration; 7.2.4 Forfeit the deferred indemnity, subject to compliance with Section 409A; or 7.2.5 Use any other method authorized by applicable law or contract. 8 Exceptions to Recovery 8.1 Wrongly granted remuneration need not be recovered if the recovery manager determines that recovery would be impractical and one or more of the following limited conditions apply: 8.1.1 The expenses incurred in using a third party to assist in enforcing the terms of this Appendix would exceed the amount to be recovered. Before concluding that it would be unfeasible to recover any amount of wrongly awarded remuneration based on such expenses, POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (16) /19 the recovery manager shall make a reasonable attempt to recover such wrongly awarded remuneration by documenting the attempt and providing such documentation to the NYSE. 8.1.2 Recovery would violate Brazilian law, provided that such law was adopted before November 28th, 2022. Before concluding that it would be unfeasible to recover any amount of wrongly awarded remuneration based on a violation of Brazilian law, the recovery manager shall comply with the applicable opinion and disclosure requirements of Rule 10D-1 and Listing Standards; or 8.1.3 Recovery would likely cause a qualified plan under Code Section 401(a) not to comply with the requirements of Code Section 401(a)(13) or Code Section 411(a) and the regulations promulgated thereby. 9 Prohibition on Indemnification 9.1 Regardless of the terms of any indemnity policy or insurance policy or any contractual agreement with any covered officer, to the contrary, the company may not indemnify any covered officers for losses of any erroneously granted remuneration, including any payment or reimbursement of third party insurance costs acquired by any covered officers to fund possible recovery obligations under this Recovery Appendix. 10 SEC Disclosure 10.1 The company will file all disclosures related to this Recovery Appendix required by any applicable SEC rules. 11 Administration of the Recovery Appendix 11.1 This Recovery Appendix will be administered by the recovery manager, and any determinations made by the recovery manager will be final and binding on all affected individuals. 11.2 The recovery manager is authorized to interpret this Recovery Appendix and to make all determinations necessary, appropriate or advisable for the administration of this Recovery Appendix and for the company's compliance with the Listing Standards, Section 10D, Rule 10D 1 and any other applicable law, regulation, rule or interpretation promulgated or issued in connection with the Recovery Appendix. 11.3 Except to the extent prohibited by applicable law or the Listing Standards, the recovery manager, where it is a collegiate body, may delegate all or part of its responsibility and power to any one or more of its members. The Recovery Manager may further delegate all or part of its responsibility and power to any person or persons it selects. Any such assignment or delegation may be revoked by the recovery manager at any time. Without prejudice to the generality of the foregoing, the recovery manager may delegate to one or more officers of the company the authority to act on its behalf with respect to any matter, right, obligation or election which is the responsibility of or assigned to it in this Recovery Policy, and which may be delegated by operation of law and in accordance with the Listing Standards. 12 Amendment and Repeal 12.1 The Board of Directors may amend this Recovery Appendix from time to time at its discretion and shall amend this Recovery Appendix as it deems necessary. Notwithstanding anything to the contrary, no amendment or repeal of this Recovery Appendix shall be effective if such amendment or repeal (after considering any actions taken by the company concurrently with such amendment or repeal) would cause the company to violate any securities laws or the Listing Standards. 13 Other recovery rights POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (17) /19 13.1 This Recovery Appendix shall be binding upon and enforceable against all executive officers and, to the extent required by applicable law or direction of the SEC or the NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. 13.2 The recovery manager intends that this Recovery Appendix be enforced to the maximum extent required by applicable law. Any employment agreement, equity award agreement, remuneration plan or any other agreement or arrangement with an executive officer shall include, as a condition to the granting of any benefit provided for therein, an undertaking by the executive officer to comply with the terms of this Recovery Appendix. Any right of recovery under this Recovery Appendix is in addition to, and does not replace, any other remedies or rights of recovery that may be available to the company under applicable law, regulation or rule or pursuant to the terms of any company policy or any provision in any employment agreement, equity award agreement, remuneration plan, contract or other agreement. POLICY PO-GN.01.005 Edition Effective Date Executive Compensation and Clawback 2.0 10/23/2025 RATING: GENERAL AUDIENCE (18) /19 Appendix II – Term of Adhesion Term of Adhesion to the Management Remuneration Policy and its Appendix I – Recovery Relating to Incentive Remuneration Received Erroneously [Name], [Identity], [CPF], domiciled at [address, neighborhood, zip code, city], [position], manifest, unrestricted and irrevocably, adherence to the Management Remuneration Policy and its Appendix I – Recovery Relating to Incentive Remuneration Received Erroneously, "Recovery Appendix", declaring to know and agree with its terms, as well as signing the commitment to comply with the provisions therein. [signature] [date]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.